UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42535

STAK INC.

(Registrant’s Name)

Building 11, 8th Floor, No. 6 Beitanghe East Road, Tianning District

Changzhou, Jiangsu,

People’s Republic of China 213000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On March 3, 2025, Kingswood Capital Partners LLC, as representative of the underwriters (the “Representative”), relating to the initial public offering (the “IPO”) of STAK Inc. (the “Company”), exercised its option (the “Over-allotment Option”) to purchase 160,349 additional ordinary shares of the Company, par value $0.001 per share, at a price of $4.00 per share (the “Over-allotment Shares”). The closing of the sale of the Over-allotment Shares took place on March 4, 2025. The Company issued warrants to the Representative, and/or its designees, to purchase an aggregate of 8,017 ordinary shares at the closing of the Over-allotment Option.

The Company issued a press release on March 4, 2025 announcing the exercise of the Over-allotment Option. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Exercise of the Underwriter’s Over-allotment Option

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2025

STAK INC.

By:	/s/ Chuanbo Jiang
Name:	Chuanbo Jiang
Title:	Chief Executive Officer

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